UNITED  STATES
                    SECURITIES  AND  EXCHANGE  COMMISSION
                         WASHINGTON,  D.C.  20549

                              SCHEDULE  13G

               UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934
                                  ANNUAL FILING
                              (Amendment No. "2")

                              Penn Traffic Company
                                (NAME OF ISSUER)

                    Common Stock, par value $0.01 per share
                          (TITLE CLASS OF SECURITIES)

                                    707832200
                                 (CUSIP NUMBER)

                                    12/31/02
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE  REMAINDER  OF  THIS  COVER  PAGE  SHALL  BE  FILLED  OUT  FOR  A
REPORTING  PERSON'S  INITIAL  FILING  ON  THIS  FORM  WITH  RESPECT  TO  THE
SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE
SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP NO. 707832200                                                  PAGE 2 OF 9


1.   NAME OF REPORTING PERSON/EIN
     General Motors Trust Company, as trustee for General Motors Employes Global Group Pension Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*
     NOT  APPLICABLE                                            A  __
                                                                B  __

3.   SEC USE ONLY

4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     New  York,  New  York

5.  SOLE  VOTING  POWER
    SHARES          0
6.  SHARED  VOTING  POWER
    SHARES          1,173,950.00
7.  SOLE  DISPOSITIVE  POWER
    SHARES          0
8.  SHARED  DISPOSITIVE  POWER
    SHARES          1,173,950.00
9.  TOTAL  BENEFICIALLY  OWNED
    SHARES          1,173,950.00
10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    5.85%

12. TYPE  OF  REPORTING  PERSON*
    EP

-----------


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CUSIP NO. 707832200                    13G                           PAGE 3 OF 9

1.   NAME OF REPORTING PERSON/EIN
     General  Motors  Investment  Management  Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*
    NOT  APPLICABLE                                            A  __
                                                               B  __
3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Delaware

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
    1,173,951.00
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
    1,173,951.00
9.  TOTAL  BENEFICIALLY  OWNED
    1,173,951.00

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    5.85%

12. TYPE  OF  REPORTING  PERSON*
    IA,  CO


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CUSIP NO. 707832200                    13G                           PAGE 4 OF 9

ITEM  1.

     (A)  NAME OF ISSUER
          Penn  Traffic  Company

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          1200  State  Fair  Boulevard
          Syracuse,  NY    13221-4737
ITEM  2.

     (A)  NAME OF PERSON FILING

          (i) General Motors Trust Company, as trustee for General Motors Employes Global Group Pension Trust ("Trust")
          (ii) General Motors Investment Management Corporation ("GMIMCo")


     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

          (i)  Trust
               767 Fifth Avenue
               New York, NY 10153
          (ii) GMIMCo
               767 Fifth Avenue
               New York, NY 10153


     (C)  CITIZENSHIP

          (i)  Trust - New York
          (ii) GMIMCo - Delaware

     (D)  TITLE  CLASS  OF  SECURITIES
          Common  Stock, par value $0.01 per share (Penn Traffic Company Shares)

     (E)  CUSIP  NUMBER
          707832200

ITEM  3.  IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO  RULE  13D-1(B),  OR
          13D-2(B),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

(SELECT EITHER E OR F)
(E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

(F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust) SEE SECTION 240.13d-1(b)(1)(ii)(F)


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                                                                     PAGE 5 of 9
ITEM  4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. Two investment managers acting with respect to the Plans are DDJ Capital Management LLC, and Contrarian Capital Advisors (the "Managers"). GMIMCo and the Managers have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the Managers, the following information is being provided as of December 31, 2002 with respect to such securities of the Issuer under management by the Managers for the benefit of the Plans (1):

     (A)  AMOUNT  BENEFICIALLY  OWNED

          (i)          Trust               -     1,173,950.00
          (ii)         GMIMCo              -     1,173,951.00

     (B)  PERCENT  OF  CLASS

          (i)          Trust               -     5.85%
          (ii)         GMIMCo              -     5.85%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:
          (I)   SOLE  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE           0

          (II)  SHARED  POWER  TO  VOTE  OR  TO  DIRECT  THE  VOTE  -
                Same  as  set  forth  under  Item  4  (a)  above
          (III) SOLE  POWER  TO  DISPOSE  OR  TO  DIRECT  THE  DISPOSITIO  -
                0
          (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF- Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS
          NOT  APPLICABLE

 --------------
(footnotes)
(1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE


ITEM  10.  CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February, ____2003




                                      GENERAL MOTORS TRUST COMPANY,
                                      As trustee for GENERAL MOTORS EMPLOYES
                                      GLOBAL GROUP PENSION TRUST


                                      By: ______________________________________
                                          Name:
                                          Title:

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2003

                                      GENERAL MOTORS INVESTMENT MANAGEMENT
                                      CORPORATION


                                      By: ______________________________________
                                          Name:
                                          Title:

JOINT FILING AGREEMENT

     This  will  confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Penn Traffic Company being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February,____2003




                                      GENERAL MOTORS TRUST COMPANY,
                                      As trustee for GENERAL MOTORS EMPLOYES
                                      GLOBAL GROUP PENSION TRUST

                                      By: ______________________________________
                                          Name:
                                          Title:




                                      GENERAL MOTORS INVESTMENT MANAGEMENT
                                      CORPORATION


                                      By: ______________________________________
                                          Name:
                                          Title:


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